Dome Capital, LLC

10006 Cross Creek Blvd #103

Tampa FL 33647

February 27, 2024

VIA EDGAR

Stacie Gorman and Pamela Howell

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.,

Washington DC 20549

Re:	Dome Capital, LLC
Amendment No. 1 to Draft Offering Statement on Form 1-A
Filed November 13, 2023
CIK No. 0001988836

Dear Ms. Gorman and Ms. Howell:

This letter is submitted on behalf of Dome Capital, LLC, a Delaware series limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated November 28, 2023 with respect to the Issuer’s Draft Offering Statement on Form 1-A (CIK No. 0001988836), filed with the Commission on November 13, 2023; (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the first amendment of the Offering Statement (the “First Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Offering Statement.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

Draft Offering Statement on Form 1-A

General

1.	We note your disclosure on the cover page that closings may be made at any level of proceeds raised and on page 6, you state you will close once you have reached the maximum offering for each series. Please revise to provide additional detail regarding the mechanics of the closings, including at which point in the closing process you will make a final determination to accept or reject a subscription.

Issuer’s Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the Cover Page and pages 7 and 25 of the First Amendment.

2.	Because your offering is a blind-pool, please provide the disclosure required by Industry Guide 5 or advise. For example only, and not limited to the following, please clearly disclose the compensation to be paid to your manager pursuant to Item 4 and provide the disclosure required by Item 8, including prior performance tables. For guidance, refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A, and Corporation Finance Disclosure Guidance Topic No. 6.

Issuer’s Response:

While Industry Guide 5 by its terms applies to real estate limited partnerships, the Company acknowledges that Securities Act Release 33-6900 provides that the requirements of Industry Guide 5 “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.” The Company also understands that the Commission and its Staff have in practice extended the application of Industry Guide 5 to a registration statement for an initial public offering or an initial offering exempt under Regulation A by a real estate investment trust that has no operating history if the registration statement does not specify the use of at least 75% of the expected proceeds of the offering, which is otherwise known as a “blind pool” offering, since prospective investors will not for the most part know which assets will be acquired by the registrant.

The Company respectfully advises the Staff that it does not believe Industry Guide 5 applies for two reasons. First, the Company is not operating as a real estate investment trust Further, while the Company describes its investment criteria broadly, any investment it will raise funds for will be disclosed prior to those funds being raised. For example, if the Company plans to raise funds for the acquisition of a specific residential property, the Company will file a supplement to the offering circular disclosing the address of the property, specific strategy related to the acquisition and the total costs and use of proceeds for that property. As such, the first investor in purchasing interest in any series of the Company will know the use of greater than 75% of the expected proceeds of the offering (in this case, the investors will know the use of nearly 100% of the expected proceeds of the offering). For those reasons, the Company does not believe it is engaging in a “blind pool” offering and respectfully submits that Industry Guide 5 disclosure is not necessary for its offering.

Finally, although not defined in Industry Guide 5, in the Releases that accompanied the adoption of, and revisions to, Industry Guide 5 (which was originally adopted as Guide 60), the Commission has discussed what it meant by the term “program” as used in Industry Guide 5. In Release No. 34-18161 (October 7, 1981), for example, the Commission made plain that a “program” is a three-phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering”; (ii) a second “operational phase of the program [which] commences with the acquisition of properties”; and (iii) a third phase in which, “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.” In addition, the “track record” information called for by Item 8 of Industry Guide 5 and the accompanying Appendices reinforces this view of the Commission relating to what Industry Guide 5 means when it calls for “track record information of ‘programs’ sponsored by the General Partner and its affiliates.”

While Mr. Humayun’s biography indicates that he has engaged in a plethora of real estate investments that included new development, rentals, flips, wholesaling, and property management, his activities, whether individually or collectively, do not fall under the definition of a “program” as used in Industry Guide 5. As such, we respectfully submit to the Staff that the disclosure required by Industry Guide 5 is not necessary for its offering.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (202) 857-4486.

Very truly yours,

By:	/s/ Rajiv Radia
Rajiv Radia

Enclosures
cc:	Dome Capital, LLC